W.R. HAMBRECHT + CO., LLC
Pier 1, Bay 3
San Francisco, California 94111

April 22, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Tiffany Piland

Re:          Truett-Hurst, Inc.
Registration Statement on Form S-1 (File No. 333-187164)
Request for Acceleration

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several placement agents, hereby joins in the request of Truett-Hurst, Inc. that the effective date of the Registration Statement be accelerated so that it will become effective as of 4:30 p.m., Eastern Time on April 24, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we are distributing today 160 copies of the Preliminary Prospectus dated April 22, 2013 to underwriters, dealers, institutions and others.

Thank you for your assistance and cooperation with this matter.

Very truly yours, W.R. HAMBRECHT + CO., LLC

/s/Whitney White
Whitney White
Managing Director & Chief Technology Officer